CUSIP No.  191098102

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A Under the Securities Exchange Act of 1934
(Amendment No. 2)

COCA-COLA BOTTLING CO. CONSOLIDATED
(Name of Issuer)

               Common Stock $1.00 par value

(Title of Class of Securities)

  191098102
(CUSIP Number)

                         December 31,
2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [    ]       Rule 13d-1(b)
         [ X ]       Rule 13d-1(c)
         [    ]       Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            (1)       Names of Reporting Persons
                       I.R.S. Identification Nos. of above persons(entities only).

                       Coca-Cola Enterprises Inc.
                       IRS Number:  580503352

              (2)       Check the Appropriate Box if a Member of a Group

                        (a)    [    ]
                        (b)    [ X ]

              (3)       SEC Use Only

(4) Citizenship or Place of Organization:		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	614,500
	(6) Shared Voting Power	None
	(7) Sole Dispositive Power	614,500
	(8) Shared Dispositive Power	None

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:	614,500
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	N/A
(11) Percent of Class Represented by Amount in Row (9):	9.6%
(12) Type of Reporting Person:	CO
Item 1.
(a) Name of Issuer	Coca-Cola Bottling Co. Consolidated
(b) Address of Issuer's Principal Executive Offices	1900 Rexford Road Charlotte, NC 28211

Item 2.
(a) Name of Person Filing	Coca-Cola Enterprises Inc.
(b) Address of Principal Business Office or, if None, Residence	2500 Windy Ridge Parkway Atlanta, GA 30339
(c) Citizenship	Delaware
(d) Title of Class of Securities	Common Stock, $1.00 par value
(e) CUSIP Number	191098102

Item 3. If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
  (b)  ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
  (c)  ___ Insurance company as defined in section 3 (a)(19) of the Act (15 U.S.C. 78c).
  (d)  ___ Investment company registered under section 8 of the Investment Company Act of 1940
               (15 U.S.C. 80a-8).
  (e) ___  An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);
  (f)  ___ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);
  (g) ___ A parent holding company or control person in accordance with §240.13d-l(b)(1)(ii)(G);
  (h) ___ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
             (12 U.S.C. 1813);
  (i)  ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
  (j) ___ Group, in accordance with §240.13d-l(b)(1)(ii)(J  )

                 N/A

Item 4.    Ownership.
(a) Amount Beneficially Owned:	614,500
(b) Percent Of Class:	9.6%
(c) Number Of Shares As To Which Such Person Has:
(i) Sole Power to Vote or to Direct the Vote	614,500
(ii) Shared Power to Vote or to Direct the Vote	None
(iii) Sole Power to Dispose or to Direct the Disposition of	614,500
(iv) Shared Power to Dispose or to Direct the Disposition of	None

Item 5.   Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
                on By the Parent Holding Company:

                  Not Applicable

Item 8.      Identification and Classification of Members of the Group

                 Not Applicable

Item 9.      Notice of Dissolution of Group:

                  Not Applicable

Item 10.     Certification

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                Date:   February 14, 2001

                                                                                               By:   S/ PATRICK J. MANNELLY
                                                                                                     Patrick J. Mannelly
                                                                                                     Title:   Senior Vice President
                                                                                                               and Chief Financial Officer